SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
(Amendment No. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BELL MICROPRODUCTS INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

3-3/4% Convertible Subordinated Notes, Due 2024	078137AB2
3-3/4% Convertible Subordinated Notes, Series B Due 2024	078137AC0
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
David R. Birk, Esq.
Vice President and Assistant Secretary
Bell Microproducts Inc.
2211 South 47th Street
Phoenix, Arizona 85034
(480) 643-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)
COPIES TO:
Joseph P. Richardson, Esq.
Scott I. Gruber, Esq.
Squire, Sanders and Dempsey L.L.P.
40 N. Central Avenue, Suite 2700
Phoenix, Arizona 85004
Telephone: (602) 528-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$110,000,000	$7,843

*	Calculated solely for purposes of determining the filing fee. The aggregate purchase price of the 3-3/4% Convertible Subordinated Notes, Due 2024 and the 3-3/4% Convertible Subordinated Notes, Series B Due 2024 (together, the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of July 16, 2010, there was $110,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $110,000,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction. The filing fee was paid on July 16, 2010 in connection with the filing by Bell Microproducts Inc. of the original Schedule TO (Registration No. 005-43709).
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 3 (this “Amendment”) is the final amendment to the Tender Offer Statement on Schedule TO originally filed by Bell Microproducts Inc. (the “Company”), a corporation existing under the laws of California, on July 16, 2010 (“Schedule TO”), relating to the Company’s offer (the “Offer”) to purchase its 3-3/4% Convertible Subordinated Notes, Due 2024 (the “Series A Notes”) and 3-3/4% Convertible Subordinated Notes, Series B Due 2024 (the “Series B Notes” and together with the Series A Notes, the “Notes”), made on the terms and conditions set forth in the Notice of Change in Control to Holders of the Series A Notes and the Series B Notes, dated July 16, 2010, and revised August 2, 2010 (the “Offer to Purchase”).
     This Amendment is being filed by Bell to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.
     This Amendment is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities and Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.

Item 4	of the Schedule TO is hereby amended and supplemented by adding the following language:
     The Holder’s right to surrender the Notes for payment pursuant to the Offer to Purchase expired at 5:00 p.m., New York City time, on August 30, 2010. The Company has been advised by Wells Fargo Bank, N.A., Corporate Trust Services, as Paying Agent (the “Paying Agent”), that pursuant to the terms of the Offer, Notes in an aggregate principal amount of $5,205,000 were validly surrendered for purchase and not withdrawn prior to the expiration of the Offer. The Company has accepted for purchase all of the Notes validly surrendered and not withdrawn. The purchase price for the Notes pursuant to the Offer was $1,000 in cash per $1,000 principal amount of the Notes, plus accrued interest through, but not including, the Purchase Date. The aggregate purchase price for all the Notes validly surrendered and not withdrawn was $5,300,425.00. The Company has forwarded cash in payment of the aggregate purchase price to the Paying Agent for distribution to the Holders in accordance with the procedures of The Depository Trust Company. Following the Company’s purchase of the Notes pursuant to the Offer, $104,795,000 in aggregate principal amount of the Notes remains outstanding.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BELL MICROPRODUCTS INC.
Date: September 22, 2010	By:	/s/ Raymond Sadowski
		Name:	Raymond Sadowski
		Title:	President and Treasurer